COVER LETTER

Leonard E. Neilson

A PROFESSIONAL CORPORATION

LEONARD E. NEILSON	8160 SOUTH HIGHLAND DRIVE SUITE 104
ATTORNEY AT LAW	SANDY, UTAH 84093
TELEPHONE: (801) 733-0800
FAX: (801) 733-0800 LNEILSONLAW@AOL.COM

October 15, 2008

Securities and Exchange Commission

Attn: Barbara C. Jacobs, Assistant Director

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

VIA: EDGARLink

Re:	RxBids
Amendment No. 1 to
Registration Statement on Form 10
SEC File No. 000-53373

Dear Ms. Jacobs:

In response to your letter dated September 9, 2008, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of the Registrant, RxBids ("RxBids" or the “Company”). Please be advised that additional changes have been made to the registration statement as required to update the information therein and all changes are appropriately marked.

Item 2. Financial Information

Forward-Looking and Cautionary Statements

1.   We have revised the first paragraph under the “Forward-Looking and Cautionary Statements” heading on page 14 to remove all references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please note that the Company did not intend, nor did the prior disclosure state, that the Company was relying upon the safe harbor provisions. These references were merely to highlight the meaning of forward-looking statements as set forth in these Acts.

Because it is important that the reader of the Form 10 be aware of forward-looking statements and how they should read and interpreted, we have retained the balance of the disclosure under the heading. This disclosure does not state nor intimate that the Company is relying upon any safe harbor in connection with forward-looking statements.

Item 7. certain relationships and Related Transactions and Director Independence

2.   We have revised and expanded disclosure under Item 7 on page 17 in response to your comment. Please note that information regarding issuances of securities under Item 7 was previously set forth in Item 10 of the original filing. The new disclosure under Item 7 sets forth in detail the information requested regarding transactions with Leisa Stilwell and Stanley Stilwell and as required under Item 404 of Regulation S-K.

In response to your comment, we are attaching to this letter as Attachment No. 1 a written statement

Securities and Exchange Commission

October 15, 2008

by the Company acknowledging those items set forth in your letter.

Please continue your review of the RxBids registration statement. Correspondences concerning this filing should be directed to this office by phone at (801) 733-0800, or by Fax at (801) 733-0808.

Yours truly,

/S/ Leonard S. Neilson
Leonard E. Neilson

:ae

Attachments

Attachment No. 1

RxBids

4955 South Durango

Suite 223

Las Vegas, Nevada 89113

October 15, 2008

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

To whom it may concern:

In connection with the registration statement on Form 10 of RxBids (the “Company”), SEC File No. 000–53373, the Company hereby acknowledges that:

o        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition to the above, the Company has been advised that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the Company’s filing or in response to comments on the filing.

Sincerely,

RxBids

By:	/S/ Mack Bradley
Its:	President